UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
Amendment No. 2
GREAT AMERICAN FINANCIAL RESOURCES, INC.
(Name of the Issuer)
GREAT AMERICAN FINANCIAL RESOURCES, INC.
AMERICAN FINANCIAL GROUP, INC.
GAFRI ACQUISITION CORP.
KENNETH C. AMBRECHT
CARL H. LINDNER
CARL H. LINDNER III
S. CRAIG LINDNER
WILLIAM R. MARTIN
(Name of Person(s) Filing Statement)
Common Stock, $1.00 par value (“GAFRI Common Stock”)
(Title of Class of Securities)
389915019
(CUSIP Number of Class of Securities)
GREAT AMERICAN FINANCIAL RESOURCES, INC.
250 East Fifth Street, 10th Floor
Cincinnati, Ohio 45202
Attention: Mark F. Muething, Esq.
(513) 333-5300
AMERICAN FINANCIAL GROUP, INC.
GAFRI ACQUISITION CORP.
One East Fourth Street
Suite 900
Cincinnati, Ohio 45202
Attention: James C. Kennedy, Esq.
(513) 579-2538
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)
with copies to:

Keating Muething & Klekamp PLL One East Fourth Street Suite 1400 Cincinnati, Ohio 45202 Attention: Edward E. Steiner, Esq. Mark A. Weiss, Esq. 513-579-6400	Squire, Sanders & Dempsey L.L.P. 312 Walnut Street Suite 3500 Cincinnati, Ohio 45202 Attention: Stephen C. Mahon, Esq. 513-361-1200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)
This statement is filed in connection with (check appropriate box):

☑	a.	The filing of solicitation materials or an information statement subject to Regulation 14A [17 CFR 240.14a-1 to 240.14b-2], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c) [§240.13e-3(c)] under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Transaction	Amount of filing fee
valuation* $235,617,707	$7,233.46**

*Set forth the amount on which the filing fee is calculated and state how it was determined.
*  Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11: the filing fee of $7,233.46 was determined based upon the sum of (A) product of 9,208,886 outstanding shares of Common Stock and the merger consideration of $24.50 per share, plus (B) up to $10,000,000 payable in connection with the extinguishing of outstanding options to purchase GAFRI Common Stock (equal to $235,617,707). In accordance with Exchange Act Rule 0-11(c), the filing fee was determined by multiplying 0.00003070 by the sum of (A) and (B) in the preceding sentence.
**Previously paid

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

Introductory Statement
     This Amendment No. 2 to Rule 13e-3 Transaction Statement (“Amendment No. 2”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by Great American Financial Resources, Inc., a Delaware corporation (“GAFRI“or the “Company”), American Financial Group, Inc., an Ohio corporation (“AFG”), GAFRI Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of AFG (“GAC”), Kenneth C. Ambrecht, Carl H. Lindner, Carl H. Lindner III, S. Craig Lindner and William R. Martin (collectively, the “Filing Persons”). This Amendment No. 2 is a second amendment to the Rule 13e-3 Transaction Statement filed by GAFRI, AFG and GAC on June 14, 2007 (the “Transaction Statement”). Capitalized terms used but not defined in this Amendment No. 2 have the meanings assigned such terms in the Transaction Statement.
     Concurrently with the filing of this Amendment No. 2, GAFRI is filing with the SEC a preliminary proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, pursuant to which GAFRI’s board of directors (the “Board of Directors”) is soliciting proxies from stockholders of GAFRI in connection with the merger. The Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached to the Proxy Statement as Appendix A and is incorporated in this Amendment No. 2 by reference. The attached Proxy Statement is in preliminary form and is subject to completion by amendment.
     Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all exhibits and appendices thereto, is expressly incorporated by reference in this Amendment No. 2 in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Capitalized terms used but not defined herein have the meanings assigned to them in the Proxy Statement.
     The items to Schedule 13E-3 set forth in this Amendment No. 2 amend and restate the items presented in the Transaction Statement as previously amended. Items to Schedule 13E-3 not presented in this Amendment No. 2 are incorporated in this Amendment No. 2 in their entirety from the Transaction Statement as previously amended.
     All information contained in, or incorporated by reference into, this Amendment No. 2 concerning each Filing Person was supplied by such Filing Person, and no other Filing Person, including GAFRI, takes responsibility for the accuracy of such information as it relates to any other Filing Person.
Item 2. Subject Company Information.
     (a) Name and address. Great American Financial Resources, Inc., 250 East Fifth Street, 10th Floor, Cincinnati, Ohio 45202, telephone number (513) 333-5300.
     (b) Securities. The information set forth under “The Special Meeting – General; Required Vote” and “Important Information Regarding GAFRI—Markets and Market Price” in the Proxy Statement is incorporated by reference.
     (c) Trading Market and Price. The information set forth under “Important Information Regarding GAFRI—Markets and Market Price” in the Proxy Statement is incorporated by reference.
     (d) Dividends. The information set forth under “Important Information Regarding GAFRI—Markets and Market Price” in the Proxy Statement is incorporated by reference.
     (e) Prior public offerings. Not Applicable.
     (f) Prior stock purchases. On February 13, 2007, William R. Martin exercised options to purchase 10,114 shares of GAFRI Common Stock at an exercise price of $14.37 per share and options to purchase 1,000 shares of GAFRI Common Stock at an exercise price of $14.76 per share.

GAFRI
The following table shows repurchases of GAFRI Common Stock made by GAFRI from January 1, 2005 through the date of this Amendment No. 2:

Period	No. of Shares	Range of Prices	Average Price
2005 First Quarter	31,700	$16.72-$17.00	$16.82
2005 Second Quarter	119,400	$15.22-$17.00	$16.16
2006 First Quarter	28,600	$19.20-$19.50	$19.15
2006 Second Quarter	28,600	$19.20-$19.50	$19.48
2006 Third Quarter	7,400	$19.69-$20.00	$19.76
Item 3. Identity and Background of Filing Persons.
(a) Name and address.
GREAT AMERICAN FINANCIAL RESOURCES, INC.
250 East Fifth Street, 10th Floor
Cincinnati, Ohio 45202
(513) 333-5300
AMERICAN FINANCIAL GROUP, INC.
GAFRI ACQUISITION CORP.
One East Fourth Street
Suite 900
Cincinnati, Ohio 45202
(513) 579-2538
KENNETH C. AMBRECHT
CARL H. LINDNER
CARL H. LINDNER III
S. CRAIG LINDNER
WILLIAM R. MARTIN
One East Fourth Street
Cincinnati, Ohio 45202
(513) 579-2121
AFG beneficially owns approximately 81% of the outstanding GAFRI Common Stock. AFG owns 100% of the outstanding common stock of GAC.
Carl H. Lindner is Chairman of the Board of both GAFRI and AFG. Carl H. Lindner III is Co-Chief Executive Officer, Co-President and a Director of AFG. S. Craig Lindner is Co-Chief Executive Officer, Co-President and a Director of AFG and Chief Executive Officer and a Director of GAFRI.
Information regarding Kenneth C. Ambrecht, Carl H. Lindner, S. Craig Lindner, William R. Martin and GAFRI required by Instruction C to Schedule 13E-3 is set forth under “Important Information Regarding GAFRI—Executive Officers and Directors of GAFRI” in the Proxy

Statement and incorporated by reference. Information regarding Carl H. Lindner, AFG and GAC required by Instruction C to Schedule 13E-3 was provided in Annex A to the Transaction Statement.
The information set forth under “Parties Involved in the Proposed Transaction” in the Proxy Statement is incorporated by reference.
     (b) Business and background of entities. See paragraph (a) above.
     (c) Business and background of natural person. The information regarding Kenneth C. Ambrecht, Carl H. Lindner, Carl H. Lindner III, S. Craig Lindner and William R. Martin is provided as set forth in paragraph (a) above.
Item 11. Interest in Securities of the Subject Company.
     (a) Securities ownership. The information set forth under the following sections of the Proxy Statement is incorporated by reference: “Summary Term Sheet”; “Questions and Answers About the Special Meeting and the Merger”; “Parties Involved in the Proposed Transaction”; “Important Information Regarding GAFRI—Securities Ownership of Certain Beneficial Owners and Management.” AFG beneficially owns an aggregate of 38,566,978 shares (or approximately 81%) of the outstanding shares of GAFRI Common Stock, with 9,641,500 shares held directly and 28,924,495 and 983 shares held through its wholly-owned indirect subsidiaries, Great American Insurance Company and American Premier Underwriters, Inc., respectively.
     (b) Securities transactions.
James E. Moffett, Senior Vice President of GAFRI, on June 29, 2007, exercised options to purchase 10,000, 10,000 and 20,000 shares of GAFRI Common Stock at $17.00 per share, $17.50 per share and $18.00 per share, respectively. The exercise was effected through a cash payment by GAFRI to Mr. Moffett of the closing market price per share of $24.19 on June 29, 2007 minus the applicable exercise price per share.
Michael J. Prager, Executive Vice President, Chief Actuary and Chief Risk Officer of GAFRI, on June 28, 2007, exercised options to purchase 7,500 and 20,000 shares of GAFRI Common Stock at $18.00 per share and $17.00 per share, respectively. The exercise was effected through a cash payment by GAFRI to Mr. Prager of the closing market price per share of $24.34 on June 28, 2007 minus the applicable exercise price per share.
Item 15. Additional Information.
     (b) Other material information. All information set forth in the Proxy Statement, including all appendices to the Proxy Statement, is incorporated by reference.
Item 16. Exhibits.
     (a)(1) Proxy Statement of GAFRI, including the form of proxy card, letter to stockholders and notice of special meeting of stockholders (incorporated by reference to the Proxy Statement).
     (a)(2) Form of Letter of Transmittal
(b) Not applicable.
     (c)(1) Opinion of Cochran Caronia Waller LLC (“CCW”) dated May 17, 2007 (incorporated by referenced to Appendix B to the Proxy Statement).

     (c)(2) Presentation of CCW to the Special Committee of Independent Directors of the Board of Directors of GAFRI dated May 17, 2007 (previously filed).
     (c)(3) Preliminary Presentation of CCW to the Special Committee of Independent Directors of the Board of Directors of GAFRI dated April 17, 2007.
     (c)(4) Presentation of CCW to the Special Committee of Independent Directors of the Board of Directors of GAFRI dated May 15, 2007.
     (d)(1) Agreement and Plan of Merger, dated as of May 17, 2007, by and among Great American Financial Resources, Inc., American Financial Group, Inc. and GAFRI Acquisition Corp. (incorporated by reference to Appendix A to the Proxy Statement).
     (d)(2) Power of Attorney for Carl H. Lindner, Carl H. Lindner III and S. Craig Lindner (previously filed).
     (d)(3) Power of Attorney for Kenneth C. Ambrecht.
     (d)(4) Power of Attorney for William R. Martin.
     (f) The information set forth under the following sections of the Proxy Statement is incorporated by reference: “Special Factors—Appraisal Rights” and Appendix C—Section 262 of the Delaware General Corporation Law.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GREAT AMERICAN FINANCIAL RESOURCES, INC.

August 16, 2007	/s/ Mark F. Muething

Date	Mark F. Muething
Executive Vice President

AMERICAN FINANCIAL GROUP, INC.

August 16, 2007	/s/ James C. Kennedy

Date	James C. Kennedy
Vice President

GAFRI ACQUISITION CORP.

August 16, 2007	/s/ James C. Kennedy

Date	James C. Kennedy
Vice President

August 16, 2007	*

Date	Kenneth C. Ambrecht

August 16, 2007	*

Date	Carl H. Lindner

August 16, 2007	*

Date	Carl H. Lindner III

August 16, 2007	*

Date	Carl H. Lindner III

August 16, 2007	*

Date	S. Craig Lindner

August 16, 2007	*

Date	William R. Martin

August 16, 2007	*By:	/s/ Karl J. Grafe

Date		Karl J. Grafe
Attorney in Fact